Exhibit 6.5

July 1, 2023

C. Mark Pickrell

111 Brookfield Avenue

Nashville, TN 37205

Re: Continued Employment by Virtuoso Surgical, Inc.

Dear Mark:

On behalf of the Board of Directors, it is my pleasure to offer you continued employment with Virtuoso Surgical, Inc. (the "Company"), effective July 1, 2023, as General Counsel and Chief Administrative Officer. You will also remain Secretary of the Company. This letter serves as a memorandum regarding the terms and conditions of your continued employment.

Terms and Scope of Employment

You shall be paid an hourly wage of $500/hour, and you are expected to be available on a full-time basis, as needed, recognizing your ongoing obligations to other clients and to Vanderbilt University. Your monthly compensation shall be capped at $10,000/month.

You will be paid as an independent contractor, upon the Company’s receipt of your monthly invoice.

Your employment is "at will," meaning that you can cease working for the Company at any time that you choose, and the Company may terminate your employment at any time.

Non-Disclosure of Confidential Information

Your confidentiality obligations are covered by your professional responsibilities to the Company as your client.

Medical Insurance

In light of your coverage under your family’s existing health insurance, you are not entitled to participate in the Company’s group health insurance policy. In the event that you lose your existing health insurance, you will be entitled to participate in the Company’s group health insurance plan, including any eligible dependents.

Retirement Plan

The Company will pay 4% of your annual pay as an employee expressly for retirement savings, through the Company’s Simplified Employee Pension, at the end of each calendar year, assuming that you are employed as of December 31 of each year. This is not a match program, and it must be used for retirement saving through an appropriate IRA. The Company will not manage or select the retirement plan or investments for you, and the payment will be made to the agent designated by you in one lump sum at the end of each calendar year.

If you have any questions or concerns regarding these terms, please let me know. The Board is excited about the opportunity to continue our work with you in this capacity.

VIRTUOSO SURGICAL, INC.

By:	_/s/ Richard Hendrick__________
Richard Hendrick
Its:	Chief Operating Officer

Agreed to and Accepted By:

_/s/ C. Mark Pickrell_______________

C. Mark Pickrell

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